UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2005

ART Advanced Research Technologies Inc.

(Translation of registrant’s name into English)

2300 Alfred-Nobel Boulevard, Saint Laurent (Quebec) H4S 2A4 Canada

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Yes ☐	No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☑

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

     This form 6-K consists of copies of the following documents issued by ART Advanced Technologies Inc., a Canadian corporation (the “Company”), as filed with the Canadian Securities Authorities:

1.	Press release dated November 3, 2005

2.	Management Discussion & Analysis

3.	Financial Statements for the period ending September 30th, 2005

     Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ART ADVANCED RESEARCH TECHNOLOGIES INC.
	By:	/s/ Sébastien Gignac
		Name:	Sébastien Gignac
Dated: November 3, 2005		Title:	Vice President, Corporate Affairs, Secretary and General Counsel

News release
For immediate publication

ART Advanced Research Technologies Announces
2005 Third Quarter Financial Results

Reports revenues of US$ 1,122,000 for the quarter, up by 48% compared to the same quarter a year ago, for a total of US$ 2.9 million in sales recorded so far this year

Montreal, Canada, November 3, 2005 – ART Advanced Research Technologies Inc. (ART) (TSX: ARA), a Canadian medical device company and a leader in optical molecular imaging products for the healthcare and pharmaceutical industries, today announces its financial results for the third quarter ended September 30, 2005. All dollar amounts referenced herein are in US dollars, unless otherwise stated.

ART reported a sales increase of $362,000 to $1,122,000, up by 48% from $760,000 for the same quarter a year ago. The Company posted a net loss of $3,870,288 ($0.09 per share) for the quarter ended September 30, 2005, compared to $2,438,606 ($0.06 per share) for the three-month period ended September 30, 2004.

For the nine-month period ended September 30, 2005 revenues were $2,885,850 compared to $1,336,000 for the same period in 2004, an increase of $1,549,850, or 116%. The net loss was $9,815,865 ($0.23 per share) for the nine-month period ended September 30, 2005, compared to $7,214,396 ($0.18 per share) for the nine-month period ended September 30, 2004.

“We are pleased to show a gain in market share with the increase in our sales from the new eXplore Optix multiwavelength system,” reported President and CEO Micheline Bouchard. “We have also completed a financing round totaling US $ 10.9 million. With the entry of our

SoftScan device into the final pivotal trials stage before commercialization, ART is in a favorable position for the upcoming quarters,” added Ms. Bouchard.

Following the close of its third quarter, ART announced the publication of results from a SoftScan engineering optimization study conducted at the McGill University Health Centre in Academic Radiology, a peer-reviewed journal, as well as the launch of a clinical study at its first US research site, the Massachusetts General Hospital (MGH). In addition, a pivotal study, North American in scope, was launched at a recent press conference at the McGill University Health Centre, representing the final stage before commercializing the SoftScan device for the diagnosis of breast cancer.

Financial Highlights (in US dollars)

Sales for the three-month period ended September 30, 2005 were $1,122,000, compared to $760,000 for the three-month period ended September 30, 2004. Sales resulting from products amounted to $1,122,000 compared to $760,000 for the same quarter of last year. No sales resulting from maintenance were recorded during the third quarter of this year and during the quarter ended September 30, 2004. For the nine-month period ended September 30, 2005 revenues were $2,885,850, compared to $1,336,000 for the nine-month period ended September 30, 2004. Sales resulting from products for the nine-month period ended September 30, 2005 amounted to $2,386,400 compared to $1,336,000 for the same period of last year. Sales resulting from maintenance totaled $499,450 compared to nil in the nine-month period ended September 30, 2004. The increase in revenues comes from an increase in the Company’s eXplore Optix product and maintenance sales as it pursues its market penetration in preclinical optical imaging. During the nine-month period ended September 30, 2005, the Company sold 13 eXplore units, including 1 demo unit, as compared to 7 units during the same period of last year and upgraded 4 single-wavelength systems to the new multiwavelength system during the nine-month period of current fiscal year compared to none during the same period of last year. Sales from products include new multi-wavelength system as well as add-ons that include diodes purchased by existing customers offering broader capability compared to the single-wavelength system. Sales resulting from maintenance include upgrades of the single-wavelength system to the new multiwavelength system and the sale of demonstration units. As of today, ART has a backlog of 5 units thus providing visibility and confirming expected revenues for the following quarters.

The following information provides a discussion and analysis on the expenses for the three and nine-month periods ended September 30, 2005 compared to the three-month and nine-month periods ended September 30, 2004. The majority of these expenses, which include the cost of sales and operating expenses, are incurred in Canadian dollars. Following a rapid appreciation of the Canadian currency over the US, non-favorable variances were created for these expenses in the current periods compared to same periods of last year.

ART generated a combined gross margin of 32% during the nine-month period ended September 30, 2005, and 54% in the preceding period. The combined gross margin decrease during the nine-month period compared to the same period of last year was principally due to the fact that ART transitioned to the new multiwavelength base system which is a more costly system and offered the possibility to its customer base to upgrade their base system to the new system at a preferential price. During the three and nine-month periods ended September 30, 2005, ART generated a gross margin of 33% and 35% respectively from the sales of its products and a gross margin of nil (i.e., no sales resulting from maintenance were recorded) and 18% respectively from sales resulting from maintenance.

The Company’s research and development (“R&D”) expenditures for the three-month period ended September 30, 2005, net of investment tax credits amounted to $2,269,531, compared to $2,056,835 for the three-month period ended September 30, 2004. For the nine-month period ended September 30, 2005, R&D expenditures, net of investment tax credits, were $6,938,814 compared to $5,504,262 for the nine-month period ended September 30, 2004. The R&D expenditures consist principally of the salaries and benefits paid to its personnel involved in R&D projects, of consultation fees paid for clinical studies, the cost associated with the preparation and conduct of the clinical studies and of the cost to build prototypes. The increase in R&D expenditures for the nine-month period compared to last year relates to the medical sector and is mainly due to the cost associated with the preparation and conduct of the clinical studies, which include the manufacturing of the SoftScan clinical prototypes, the negotiation of the protocols with the selected sites and the cost related to site selection both in Canada and in the US.

As a result, during the three and nine-month periods ended September 30, 2005, 79% and 82% respectively of the R&D expenditures were dedicated to the medical sector and 21% and 18 % respectively to the pharmaceutical sector.

Selling, general, and administrative (“SG&A”) expenses for the three-month period ended September 30, 2005, totaled $1,103,473, compared to $794,033 for the three-month period ended September 30, 2004. For the nine-month period ended September 30, 2005, SG&A expenses were $2,946,831 compared to $2,513,573 for the nine-month period ended September 30, 2004. SG&A expenses consist principally of salaries, professional fees and other costs associated with marketing activities. During the three and the nine-month periods ended September 30, 2005, 62% of the SG&A expenditures were dedicated to the medical sector and 38% to the pharmaceutical sector.

Net loss for the three-month period ended September 30, 2005 was $3,870,288 or $0.09 per share, compared to $2,438,606 or $0.06 per share for the three-month period ended September 30, 2004. For the nine-month period ended September 30, 2005, the net loss was $9,815,865 or $0.23 per share, compared to $7,214,396 or $0.18 per share, for the nine-month period ended September 30, 2004.

The financial statements, accompanying notes to the financial statements, and Management’s Discussion and Analysis for three-month period ended September 30, 2005, will be available online at www.sedar.com or at www.art.ca. Summary financial tables are provided below.

Conference Call

ART will host a conference call today at 8:30 AM (EDT). The telephone number to access the conference call is (866) 898-9626 (U.S. and Canada). Outside of North America, please dial (416) 340-2216. A replay of the call will be available until November 10, 2005. When dialing in for the replay from North America, please dial (800) 408-3053 or from outside of North America, please dial (416) 695-5800. The access code for the replay is 3165089#.

A detailed list of the risks and uncertainties affecting the Company can be found in its Annual Report on Form 20-F.

This press release may contain forward-looking statements subject to risks and uncertainties that would cause actual events to differ materially from expectations. These risks and uncertainties are described in ART Advanced Research Technologies Inc.’s regulatory filings with Canadian Securities Commissions and with the Securities and Exchange Commission in the United States.

About ART

ART Advanced Research Technologies Inc. is a leader in optical molecular imaging products for the healthcare and pharmaceutical industries. ART has developed two products based on its innovative technology. The first is eXplore Optix™, a molecular imaging device designed for monitoring physiological changes in living systems at the preclinical study phases of new drugs. eXplore Optix™ is distributed by GE Healthcare and is used by industry and academic leaders worldwide to bring new and better treatments to patients faster. The second is SoftScan®, a medical imaging device designed to improve the diagnosis and treatment of breast cancer. ART is commercializing its products in a global strategic alliance with GE Healthcare, a world leader in mammography and imaging. ART’s shares are listed on the TSX under the ticker symbol ARA. Visit ART online at www.art.ca

FOR FURTHER INFORMATION, PLEASE CONTACT:

ART Advanced Research Technologies Inc.

Jacques Bédard: jbedard@art.ca
Chief Financial Officer

Jacques (Jack) Raymond: jraymond@art.ca
Vice-President, Business Development
Tel. 514.832.0777

www.art.ca

Management’s Discussion and Analysis
September 30, 2005

The following is a discussion and analysis of the financial condition and operating results of ART Advanced Research Technologies Inc. (“ART” or the “Company”) for the three-month and nine-month periods ended September 30, 2005 and of certain factors that the Company believes may affect its prospective financial condition, cash flows and results of operations. This discussion and analysis should be read in conjunction with the audited financial statements of the Company and the notes thereto for the year ended December 31, 2004. Unless indicated otherwise, all financial information is expressed in U.S. dollars and has been prepared in accordance with Canadian generally accepted accounting principles (GAAP). The following contains statements that are forward-looking in nature. Statements preceded by the words “believe,” “expect,” “anticipate,” “aim,” “target,” “plan,” “intend,” “continue,” “estimate,” “may,” “will,” “should” and similar expressions are forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to known and unknown risks and uncertainties such as, but not limited to, the availability of financing, uncertainties involved in clinical testing, acceptance of ART’s products by the pharmaceutical and medical sectors, successful development or regulatory approval of SoftScan®, reliance on third parties to manufacture or market its products, competition from companies in these sectors, impact of general economic conditions, general conditions in the pharmaceutical and medical sectors, changes in the regulatory environment in the jurisdictions in which ART does business, stock market volatility, fluctuations in costs, changes to the competitive environment due to consolidation, and other factors referenced herein and in ART’s public filings with the securities regulators in Canada and the United States. Therefore, ART’s actual results may be materially different from those expressed or implied by such forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements. The statements are made as of the date hereof and supersede any forward-looking statements contained in any previous MD&A and investors are cautioned not to rely on any forward-looking statements contained in any previous MD&A. ART does not undertake to update such forward-looking statements to reflect new or subsequent information, events, circumstances or developments. Additional information relating to ART, including its Annual Report on form 20F, is available online at www.sedar.com or at www.art.ca. This MD&A is current as of November1, 2005.

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2005 third Quarter Highlights

•	ART closed a US$5.9 million financing with OppenheimerFunds.

•	ART announced that the Company’s management system has been certified to the ISO 13485:2003 standard.

•	ART closed an additional financing involving a private placement of US$ 5.0 million of senior secured convertible debentures.

•	SoftScan clinical results were featured in Academic Radiology, a peer-reviewed journal.

•	ART showcased the new eXplore Optix multi-wavelength system during the first User Group Meeting at the 4th Annual
    Meeting of the Society of Molecular Imaging (SMI), in Germany. Also at the SMI meeting, a presentation by Vanderbilt
    University researchers demonstrated labeling of breast cancer tumors with a molecular imaging agent, using the eXplore
Optix system.

Post quarter events

•	In October, ART presented at the BioContact 2005 investor conference in Quebec City (Canada).

•	In October, ART announced the launch of a clinical study of the SoftScan system at Massachusetts General Hospital.

•	Also in October, ART announced the launch of a North American pivotal clinical study of its SoftScan system.
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Overview

ART is committed to be a market leader in the development and commercialization of optical molecular imaging products for the medical and pharmaceutical sectors, with the goal of bringing to market quality products that will accelerate the delivery of better therapies and cures. ART is engaged in the research, design, development and commercialization of optical imaging products for the medical and pharmaceutical industries. ART possesses a powerful and unique multiproduct platform, a strong intellectual property portfolio, strategic relationships with leading organizations, a set of valuable core competencies and a strong management team to build on its technology leadership position. ART has evolved from a primarily technology-driven company to a market-focused organization as it now commercializes eXplore Optix MW, its multi wavelength preclinical optical molecular imager, through a worldwide exclusive distribution agreement with GE Healthcare.

During the third quarter, ART announced that it had solidified its financial position through the completion of a financing round totaling US$10.9 million and the issuance of certain options which, if exercised, could provide an additional US$4.3 million in the treasury of the Company for a total of US$15.2 million.

The Company is committed to deliver on its top four priorities in 2005:

(1) Increase market share in the preclinical optical imaging sector by continuing to ramp up sales of eXplore Optix through its distribution agreement with GE Healthcare

Following the launch of eXplore Optix in June 2003, the Company systematically continued to gain market share in the preclinical optical imaging sector, as a result the worldwide installed base of the eXplore Optix reached 27 units as of September 30, 2005 since it delivered on its first order 24 months ago. In the third quarter of 2005 compared to the same quarter of last year, ART experienced a 48% growth in revenues from the sales of its eXplore Optix product. For the quarter ended September 30, 2005, revenues were $1,122,000 compared to $760,000 for the same quarter a year ago. For the nine-month period ended September 30, 2005, revenues were $2,885,850 compared to $ 1,336,000 for the same period in 2004, an increase of 116%, These revenues originated from sales in North America, Europe, and Asia and were generated through ART’s distributor, GE Healthcare. Furthermore, as of today, ART has a backlog of 5 units thus providing visibility and confirming expected revenues for the following quarters. New units and repeat orders are delivered in the multiwavelength module version of eXplore Optix and many customers elected to upgrade their single wavelength equipment to a multiwavelength version. As a result, during the nine-month period, 17 units were built and shipped as either new or upgraded units. Also, existing customers who decided to upgrade their system have also decided to purchase additional diodes (“add-ons”) to expand their capability. Early customer response to the new product has thus been extremely favorable and has confirmed the soundness of the Company’s decision to expand the eXplore Optix product line.

(2) Complete pivotal clinical trials of SoftScan and file its submission for regulatory approval

SoftScan, ART’s time domain optical breast imaging device, is now undergoing clinical trials and has demonstrated that it can safely characterize normal and malignant tissue. Among many advantages shown by SoftScan, is that laser imaging, unlike X-ray mammography, does not expose patients to radiation or painful compression of the breast. SoftScan may also prove invaluable during post-diagnosis, enabling the physician to monitor progress of the disease and its regression, adjust treatment and thereby accelerate the cure, and reduce side effects and discomfort. Interim results of clinical trials are positive and the Company recently began pivotal trials for SoftScan, with an objective to file for regulatory approval by June 30, 2006.

During the third quarter, the Company pursued actively finalizing the agreements with sites to conduct pivotal studies with the SoftScan device and recently began enrolling patient under the pivotal studies protocol Also, ART has continued to work with its CRO to engage the FDA with the objective to demonstrate safety and efficacy in patient volunteers. The upcoming phases will involve the recruitment of volunteers, scanning of patients, gathering and analysis of the data, finalizing of the agreements with some of the sites and approvals from the sites’ IRBs to begin pivotal trials at the US sites. ART obtained authorization from Health Canada’s Therapeutic Products Directorate to begin its pivotal clinical study in Canada using its SoftScan optical

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breast imaging system. This Health Canada Investigational Testing Authorization (ITA) authorizes ART to initiate patient enrolment at clinical sites in Canada, the McGill University Health Centre (MUHC) being the first such site. The requirements for a Class III medical device, such as SoftScan, are highly demanding. The Health Canada authorization signifies approval of the protocol for pivotal studies in Canada and is part of the ongoing regulatory process prior to commercialization and the filing of a Pre-Market Approval (PMA) application with the U.S. Food and Drug Administration (FDA). The pivotal study will be conducted with the objective of demonstrating safety and efficacy in patient volunteers. ART will seek to enroll up to 950 volunteers in its SoftScan pivotal clinical study. In order to minimize the time to complete the study, ART has selected sites generating high biopsy volumes. During the third quarter of 2005, ART pursued the preparation of the selected sites, with the shipment and installation of the SoftScan system as well as by providing training to onsite technologists and investigators.

On a parallel basis, in the third quarter of 2005, ART pursued patient enrolment in its ongoing clinical validation studies, including its SoftScan tissue characterization study with close to 80 patients enrolled both at the Centre Hospitalier de l’Université de Montréal (CHUM) and the MUHC, which is being conducted to demonstrate clear diagnosis regardless of breast characteristics of various patient volunteers. Under the same protocol, ART recently announced that a SoftScan clinical study is now underway at the first of its clinical research sites in the United States, Massachusetts General Hospital (MGH), in Boston, MA. Led by Dr. Daniel B. Kopans, Director of Breast Imaging at the Massachusetts General Hospital, and a leading authority on breast cancer screening, this clinical study will provide results to be used by ART in its submission to the U.S. Food and Drug Administration (FDA) to support the Company’s SoftScan Pre-Market Approval (“PMA”) application. The Company plans to pursue its tissue characterization study on an ongoing basis throughout 2005.

(3) Obtain certification to the medical device quality standard (ISO 13485) and achieve U.S. Quality System Regulation (QSR) compliance

During the third quarter, ART obtained the ISO 13485:2003 certification, applicable to medical device manufacturers, and pursued its effort to be fully compliant with the Quality System Regulation (QSR) in the United States.

(4) Increase the visibility and support of ART within the medical, scientific and financial communities internationally

During the third quarter, ART has continued to be visible on several fronts. In the medical and scientific communities, the Company was well represented at the 4th Annual Meeting of the Society of Molecular Imaging (SMI), held in Cologne, Germany, this September. Firstly, an abstract presented by Vanderbilt University researchers demonstrated the labeling of breast cancer tumors with a molecular imaging agent using the eXplore Optix system, and secondly, a User Group meeting included eXplore Optix demonstrations by many users and experts in the optical molecular imaging sector. In addition, an article published in the peer-reviewed journal Academic Radiology presented results from an engineering optimization study on the SoftScan breast imaging device, indicating significant discrimination of malignant and benign tissue based on deoxy-hemoglobin content.

ART aligned with two high growth sectors

ART operates in two sectors for financial reporting purposes: the medical sector and the pharmaceutical sector. The medical sector includes the research, design, development and marketing of the SoftScan time domain optical breast imaging device. The pharmaceutical sector includes the research, design, development and commercialization of the eXplore Optix product.

ART’s expenses include primarily the cost of sales (including the royalty payment), the operating expenses that comprise research and development costs (including the cost of clinical trials) and selling, general and administrative expenses (including marketing activities).

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Outlook

During the last quarter of this fiscal year, ART expects to incur continued losses from operations. The Company expects that the revenues and expenses of the pharmaceutical sector will come primarily from the marketing and sales activities of eXplore Optix, as ART pursues its market penetration of the preclinical optical imaging sector. ART believes it will continue to achieve significant growth of its revenues from the sales of its eXplore Optix system and related product extensions and upgrades going forward based on the following positive factors: first, by quickly upgrading its base product offering to respond to market needs, ART expects during the rest of the year, to receive orders for its multiwavelength base system, which offers more capability to customers as was demonstrated at different conferences by a research team from Stanford University and also by results on the implications for early detection, diagnosis and treatment of breast cancer performed by Vanderbilt University’s Department of Chemistry. Second, ART can count on a strong and well-trained worldwide sales force through its strategic partnership with GE Healthcare. Third, as ART continues to expand its eXplore Optix installed base, the Company should be well positioned when it launches product extensions planned for 2006.

In the last quarter of 2005, ART expects to pursue its activities in the medical sector as its SoftScan device undergoes pivotal trials. As a cornerstone of its regulatory strategy to obtain market clearance for its SoftScan device, ART will use the FDA’s multijurisdictional STED program, harmonized with the Canadian and European health regulatory agencies. The STED Pilot Program is a voluntary pilot premarket review program that may reduce the burden on manufacturers who face conflicting premarket submission formats and content requirements in different countries. Since ART records all of its research and development expenditures for the medical sector as they are incurred, the cost of clinical trials and the manufacturing of clinical prototypes will result in an increase in R&D expenses.

Critical accounting estimates

The preparation of financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements. The Company has not identified other new critical accounting policies or estimates than those identified in its December 31, 2004 annual report, which were related to: the amount of development expenditures expensed as opposed to capitalized; the fair value of options and common share purchase warrants; the income tax valuation allowance; the investment tax credits receivable; and the impairment of patents.

Development costs are expensed as incurred, unless they meet the criteria under Canadian generally accepted accounting principles for deferral and amortization. During the quarter ended September 30, 2005, the Company met the criteria with the development costs related to the eXplore Optix product, and recorded $102,777 as deferred development costs.

Results of operations

Comparison of three and nine-month periods ended September 30, 2005 to three and nine-month periods ended September 30, 2004.

SALES

Sales for the three-month period ended September 30, 2005 were $1,122,000, compared to $760,000 for the three-month period ended September 30, 2004. Sales resulting from products amounted to $ 1,122,000 compared to $ 760,000 for the same quarter of last year. No sales resulting from maintenance were recorded during the third quarter of this year and during the quarter ended September 30, 2004. For the nine-month period ended September 30, 2005 revenues were $2,885,850, compared to $1,336,000 for the nine-month period ended September 30, 2004. Sales resulting from products for the nine-month period ended September 30, 2005 amounted to $ 2,386,400 compared to $ 1,336,000 for the same period of last year. Sales resulting from maintenance totaled $ 499,450 compared to nil in the nine-month period ended September 30, 2004. The increase in revenues comes from an increase in the Company’s eXplore Optix product and maintenance sales as it pursues its market penetration in preclinical optical imaging. During the nine-month period ended September 30, 2005, the Company sold 13 eXplore units, including 1 demo unit, as compared to 7 units during the same period of last year and upgraded 4 single-wavelength systems to the new multiwavelength system during the nine-month period of current fiscal year compared to none during the same period of last year. Sales from products include new multi-wavelength system as well as add-ons,

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which include diodes purchased by existing customers offering broader capability compared to the single-wavelength system. Sales resulting from maintenance include upgrades of the single-wavelength system to the new multiwavelength system and the sale of demonstration units. As of today, ART has a backlog of 5 units thus providing visibility and confirming expected revenues for the following quarters.

FOREIGN CURRENCY CONSIDERATIONS

The following information provides a discussion and analysis on the expenses for the three and nine-month periods ended September 30, 2005 compared to the three-month and nine-month periods ended September 30, 2004. The majority of these expenses, which include the cost of sales and operating expenses, are incurred in Canadian dollars. Following a rapid appreciation of the Canadian currency over the US, non-favorable variances were created for these expenses in the current periods compared to same periods of last year.

COST OF SALES

For the three-month period ended September 30, 2005, the total cost of sales was $756,194 compared to $340,038 in the three-month period ended September 30, 2004. For the nine-month period ended September 30, 2005, cost of sales was $1,972,636 compared to $608,462 for the nine-month period ended September 30, 2004. As a result, ART generated a combined gross margin of 32% during the nine-month period ended September 30, 2005, and 54% in the same period last year. The combined gross margin decrease during the nine-month period compared to the same period of last year was principally due to the fact that ART transitioned to the new multiwavelength base system which is a more costly system and offered the possibility to its customer base to upgrade their base system to the new system at a preferential price. During the three and nine-month periods ended September 30, 2005, ART generated a gross margin of 33% and 35% respectively from the sales of its products and a gross margin of nil and 18% respectively from sales resulting from maintenance. Cost of sales consisted principally of raw materials, royalties and manufacturing costs.

RESEARCH AND DEVELOPMENT EXPENDITURES

The Company’s research and development (“R&D”) expenditures for the three-month period ended September 30, 2005, net of investment tax credits amounted to $2,269,531, compared to $2,056,835 for the three-month period ended September 30, 2004. For the nine-month period ended September 30, 2005, R&D expenditures, net of investment tax credits, were $6,938,814 compared to $5,504,262 for the nine-month period ended September 30, 2004. The R&D expenditures consist principally of the salaries and benefits paid to its personnel involved in R&D projects, of consultation fees paid for clinical studies, the cost associated with the preparation and conduct of the clinical studies and of the cost to build prototypes. The increase in R&D expenditures for the nine-month period compared to last year relates to the medical sector and is mainly due to the cost associated with the preparation and conduct of the clinical studies, which include the manufacturing of the SoftScan clinical prototypes, the negotiation of the protocols with the selected sites and the cost related to site selection both in Canada and in the US. During the three-month and the nine-month periods ended September 30, 2005, the manufacturing cost to build the SoftScan clinical prototypes were $455,740 and $1,229,064 respectively. The company also made the decision to build three additional SoftScan prototypes to prepare if more sites would be needed to execute its clinical plan.

In the pharmaceutical sector, ART pursued the development of eXplore Optix product extensions, such as its new eXplore Optix multiwavelength system. During the third quarter of 2005, ART capitalized $102,777 of development costs that met generally accepted criteria which were related to the explore Optix. As a result, during the three and nine-month periods ended September 30, 2005, 79% and 82% respectively of the R&D expenditures were dedicated to the medical sector and 21% and 18 % respectively to the pharmaceutical sector.

INVESTMENT TAX CREDITS

The investment tax credits (“ITC”) represented $76,948, or 3% of the overall expenditures in R&D, for the three-month period ended September 30, 2005, compared to $655,655, or 24% of the overall expenditures, for the three-month period ended September 30, 2004. For the nine-month period ended September 30, 2005, ITC represented $303,056 or 4% of the overall expenditures in R&D compared to $932,482 or 14% for the nine-month period ended September 30, 2004. The decrease of the overall expenditures in R&D is mainly due to the fact that last year ITC increase followed a positive review by the tax auditors which resulted in a surplus to what was originally accrued. ART applied this non-recurring surplus against R & D expenditures.

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SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general, and administrative (“SG&A”) expenses for the three-month period ended September 30, 2005, totaled $1,103,473, compared to $794,033 for the three-month period ended September 30, 2004. For the Nine-month period ended September 30, 2005, SG&A expenses were $2,946,831 compared to $2,513,573 for the nine-month period ended September 30, 2004. SG&A expenses consist principally of salaries, professional fees and other costs associated with marketing activities. SG&A expenses were principally engaged to support commercial activities related to the eXplore Optix product as well as support its overall activities. During the three and the nine-month periods ended September 30, 2005, 62% of the SG&A expenditures were dedicated to the medical sector and 38% to the pharmaceutical sector.

AMORTIZATION

Amortization for the three-month period ended September 30, 2005 totaled $71,016, compared to $67,520 for the three-month period ended September 30, 2004. For the nine-month period ended September 30, 2005, amortization was $216,307 compared to $192,821 for the nine-month period ended September 30, 2004. Amortization consisted principally of amortization of property and equipment.

INTEREST EXPENSE

Interest expenses for the three and nine-month period ended September 30, 2005 totaled $330,309, compared to zero for the same periods ended September 30, 2004. The increase in the interest expense relates to the $5 million private placement of secured convertible debentures closed in the third quarter of 2005.

INTEREST INCOME

Interest income for the three-month period ended September 30, 2005 totaled $43,190, compared to $96,662 for the three-month period ended September 30, 2004. For the nine-month period ended September 30 2005, interest income was $139,058 compared to $229,028 for the nine-month period ended September 30, 2004. Last year’s interest income was higher due to a higher average cash and short-term investment position during the same period.

FOREIGN EXCHANGE GAIN

Foreign exchange loss for the three-month period ended September 30, 2005 amounted to $504,955, compared to $36,842 for the three-month period ended September 30, 2004. For the nine-month period ended September 30, 2005, foreign exchange loss amounted to $435,876 compared to a gain of $39,694 for the nine-month period ended September 30, 2004. The foreign exchange loss or gain results from the fluctuation of the U.S. currency compared to the Canadian currency. These exchange rate fluctuations, though significant from an accounting point of view, do not affect the Company’s ability to pay its U.S. dollar denominated expenditures. ART holds U.S. dollars in anticipation of these expenditures.

NET LOSS

Net loss for the three-month period ended September 30, 2005 was $3,870,288 or $0.09 per share, compared to $2,438,606 or $0.06 per share for the three-month period ended September 30, 2004. For the nine-month period ended September 30, 2005, the net loss was $9,815,865 or $0.23 per share, compared to $7,214,396 or $0.18 per share, for the nine-month period ended September 30, 2004.

Liquidity and capital resources

The Company has financed its activities by issuing common shares through private placements, an initial public offering, a follow-on public offering and, in the quarter ended September 30, 2005, a $5 million private placement of senior secured convertible debentures and a $5.9 million private placement of convertible preferred shares. Since its creation in 1993 until June 30, 2005, the Company has issued 42,664,523 common shares, 6,341,982 preferred shares and 4,022,817 share purchase warrants amounting to $87,131,724.

On July 14, 2005, ART closed a $5.9 million private placement of convertible preferred shares with an existing institutional investor. The private placement of 6,341,982 preferred shares was made at a subscription price of CA$1.14 per preferred share. The preferred shares are entitled to a cumulative dividend of 7%, payable in cash or common shares at the Company’s option. The preferred shares are convertible at the investor’s option at any time into common shares at a fixed conversion price of CA$1.26 per share (being an effective conversion rate of 0.9036 common share for each Series 1 preferred share). The definitive agreement also provides that, if on the first anniversary of closing of the transaction, the weighted average trading price of the common shares for the previous ten (10) days does not exceed C$1.20 per share, the investor will have the option

7

to convert some or all the preferred shares at a conversion price of 112.5% of the weighted average trading price for the ten (10) trading days prior to date of conversion. The right to convert at the adjusted conversion price shall only be available for a period ending on the third anniversary of the closing of the transaction. The definitive agreement also provides that the Company may force the conversion of the preferred shares into common shares at the conversion price of C$1.26 per share upon the occurrence of certain events or the achievement of certain milestones. For a period of twelve (12) months commencing from the closing date, the investor shall have the option to purchase an additional 2,000,000 preferred shares at a price of CA$1.14 per additional preferred share, for a total potential additional investment of CA$2,280,000. Each such additional preferred share shall be convertible into common shares at a fixed conversion price of CA$1.08 per share (being an effective conversion rate of 1.0556 common share for each Series 2 preferred share).

Also on July 28, 2005, ART closed a $5 million private placement of senior secured convertible debentures with a limited number of U.S. institutional investors. The debentures are secured by a perfected security interest and hypotech on all assets of the Company. The debentures mature on January 28, 2008 and bear interest at a rate of 9% per annum, payable quarterly, subject to certain quarterly adjustments. The debentures are convertible at the investor’s option at any time into common shares at a fixed conversion price of CA$0.99 per share. The definitive agreement provides that, at ART’s option, any cash payments contemplated under the debentures may be made in freely tradable common shares issued at a 10% percent discount to market. In addition, if after November 28, 2006, the trading price of ART’s stock exceeds 225% of the conversion price for 20 consecutive trading days (equivalent to CA$2.23 per share), ART may require the investors to convert the debentures into common shares at the fixed conversion price of CA$0.99 per share. The debentures have certain covenants relating to the achievement of specific quarterly and annual revenue levels, quarterly gross margins, and the maintenance of minimum cash and cash equivalents thresholds. These covenants also provide that the Company shall file a submission for regulatory approval for SoftScan by June 30, 2006.

The debentures also have certain customary covenants regarding, among other things, the debt that ART may incur. In an event of default under the debentures, ART may be required to repay any outstanding amounts plus accrued and unpaid interest, plus a 20% premium.

Also, ART issued to the investors 5-year warrants to purchase 1,110,139 common shares at an exercise price of CA$1.16 per share and 5-year warrants to purchase 123,349 common shares at an exercise price of CA$1.39 per share. Finally, for a period of twelve (12) months commencing from the closing date, the investors have the option of purchasing additional senior convertible debentures for a total investment of $2.0 million; and for a period of twelve months (12) months following shareholder approval the investors have the option of purchasing additional senior convertible debentures for a total investment of US$500,000. The definitive agreement also provides that ART may force this additional investment to be made if ART’s stock price closes above 150% of the conversion price for 20 consecutive trading days (equivalent to CA$1.49 per share). With this financing, ART has terminated its credit facility of CA$1,000,000 to cover fluctuations in cash as well as its CA$1,300,000 facility to finance investment tax credits.

For accounting purposes, the debentures contain both a liability component and an equity component, which represent the holder’s conversion option and the warrants. The liability component’s carrying amount has been determined at $3,129,305, the conversion option has been valued at $1,510,467 and the warrants has been valued at $360,228. The above values were determined by a combination of Black & Scholes (for the conversion option and the warrants) with a discounted cash flow (for the liability component) of future capital and interest payments until their maturity dates, at a discount rate which represented the borrowing rate available to the Company for similar debentures having no conversion rights.

Cash flows used for operating activities for the three-month period ended September 30, 2005 increased by $2,623,750, or 193%, to $3,982,620 from $1,358,870 for the three-month period ended September 30, 2004. The increase in cash flows used for operating activities primarily results from the increase in the net loss and cash used to fund the working capital. Cash flows used in investing activities for the three-month period ended September 30, 2005 were $54,325 from positive $5,702,563 for the three-month period ended September 30, 2004. During the three-month period ended September 30, 2004, a short-term investment matured and was kept as cash and cash equivalent. Cash flows from financing activities increased by $10,015,973, to $9,981,759 for the three-month period ended September 30, 2005, from minus $34,214 for the three-month period ended September 30, 2004. During the quarter ended September 30, 2005, ART closed a $5 million private placement of senior secured convertible debentures and a $5.9 million private placement of convertible preferred shares.

8

During the third quarter, ART announced that it had solidified its financial position through the completion of a financing round totaling US$10.9 million and the issuance of certain warrants, the exercise of which could provide an additional US$4.3 million in the treasury of the Company for a total of US$15.2 million.

Commitments

The following table discloses aggregate information about our new contractual obligations of the quarter ended September 30, 2005, and periods in which payments are due as of September 30, 2005.

	Payment due by period
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Convertible debenture	$5,000,000	$2,500,000	$2,500,000	$0	$0
Other long term obligations	$30,962	$30,962	$0	$0	$0

TOTAL	$5,030,962	$2,530,962	$2,500,000	$0	$0

Related party transactions

In the normal course of its business, the Company has entered into an agreement with Clinivation Inc., a company controlled by one of its officers. Clinivation acts as ART’s Contract Research Organization (CRO) and provides management services and contract research services related to the clinical development, regulatory approval, and commercialization of SoftScan.

Management services: Clinivation provides the management and professional services of Joseph Kozikowski, MD, who serves as ART’s Chief Medical Officer (CMO).

Contract Research Services: Clinivation works toward the clinical development and approvals of SoftScan.

During the quarter ended September 30, 2005, the Company received management services for an amount of $42,107 and received contract research services for an amount of $526,291.

9

Quarterly results from operations

Our business fluctuates according to our sales and development cycle, and addresses emerging markets. The following table presents our operating results by quarter for each of the last eight quarters. The information for each of these quarters is un-audited and has been prepared on the same basis as the audited financial statements for the year ended December 31, 2004. This data should be read together with the financial statements and the notes to such statements.

	Sales	Net loss	Basic and diluted
Dec. 2005 FY
September 30	$1,122,000	$3,870,288	$0.09
June 30	752,500	2,701,883	0.06
March 31	1,011,350	3,243,694	0.08
Dec. 2004 FY
December 31	599,000	2,714,207	0.06
September 30	760,000	2,438,606	0.06
June 30	190,000	2,694,042	0.06
March 31	386,000	2,081,748	0.06
Dec. 2003 FY
December 31 (2 months)	681,875	1,563,667	0.05

Notes: Quarterly data for the year ended December 31, 2003 have been converted from CA$ to US$ using a yearly average rate.

Disclosure about market risks

ART is exposed to financial market risks, including changes in foreign currency exchange rates and interest rates. ART does not use derivative financial instruments for speculative or trading purposes. ART does not use off-balance sheet financing or similar special purpose entities. Inflation has not had a significant impact on ART’s results of operations.

Foreign currencies

The Company’s operations are in some instances conducted in currencies other than the Canadian dollar (principally in U.S. dollars), and fluctuations in the value of foreign currencies relative to the Canadian dollar could cause the Company to incur currency exchange losses.

Interest rate sensitivity

ART’s investment policy is made of high-grade government, bank and corporate securities with varying maturities usually less than 180 days. ART does not have material exposure to interest risks. ART is also exposed to interest rate risk on borrowings under the credit facility. The credit facility bears interest based on the Canadian dollar prime rate.

Risk and uncertainties

The Company’s future capital requirements will depend on many factors, including progress in both the commercialization of eXplore Optix and in the clinical development and trials of SoftScan. To the extent that the Company relies on third parties

10

such as GE Healthcare to manufacture or market its products, the commercial success of such products may be outside of its control. While eXplore Optix has entered the commercialization stage, there can be no assurance that the Company’s products will be accepted by the pharmaceutical and medical sectors. Moreover, SoftScan is still in development, has not yet been approved by regulatory authorities in the jurisdictions targeted by ART for SoftScan commercialization and has not yet been marketed commercially. ART’s business entails significant risks, including the costs and time involved in obtaining the required regulatory approvals, its current reliance on primarily one product, the adequacy of its patent protection, the uncertainties involved in clinical testing, the availability of capital to continue development and commercialization of its products, and competition from companies in the pharmaceutical and medical sectors. There can be no assurance that the Company’s ongoing preclinical and clinical research activities will provide positive outcomes or that the results of clinical trials will meet the desired clinical endpoints established in the clinical study protocols. Even if the clinical studies are successful, there can be no assurance that the Company will be successful in obtaining the necessary regulatory approvals or, once obtained, in maintaining these approvals. There can also be no assurance that the Company will be successful in marketing and distributing its products, or achieve reimbursement from government or private health authorities.

The actual schedules for the SoftScan clinical trials could vary significantly from our forecast due to a number of factors. A key risk factor is patient recruitment rates into these trials, which are subject to the timely initiation of a sufficient number of clinical sites that have both an appropriate patient population and flow available and the necessary research capacity. Site initiation activities include identifying qualified sites, achieving the necessary internal approvals at the sites, executing contracts with the sites and providing the SoftScan device to the sites. Any delay in the initiation and completion of our clinical trials could cause the price of our common shares to decline.

The Company sets goals for and makes public statements regarding timing of the accomplishment of objectives material to its success, such as the commencement and completion of clinical trials, anticipated regulatory approval dates, time of product launch and sales targets. The actual timing of these events can vary dramatically due to factors such as delay or failures in our clinical trials, the uncertainties inherent in the regulatory approval process and delays in achieving product development, manufacturing, or marketing milestones necessary to commercialize our products and achieve our sales objectives. There can be no assurance that the clinical trials will be completed as planned, that the Company will make regulatory submissions or receive regulatory approvals as planned, that the Company will be able to adhere to its current schedule for the scale-up of manufacturing and launch of any of its products or that the Company will meet its sales objectives. If we fail to achieve one or more of these milestones or objectives as planned, the price of our common shares could decline.

The Company may have to raise additional financing, as required, through strategic alliance arrangements, the exercise of options and warrants, and the issuance of new share capital, as well as through other financing instruments or opportunities. However, there can be no assurance that these financing efforts will be successful or that we will continue to be able to meet our ongoing cash requirements. It is possible that financing may not be available or, if available, will not be on favorable terms. The availability of financing will be affected by the results of our scientific and clinical research, our ability to attain regulatory approvals, the market acceptance of our products, the state of the capital markets generally (with particular reference to biotechnology and medical device companies), the status of strategic alliance agreements and other relevant commercial considerations.

A detailed list of the risks and uncertainties affecting the Company can be found in its Annual Report on Form 20-F.

On behalf of Management

Signed:	/s/ Jacques Bédard

Jacques Bédard Chief Financial Officer November 1, 2005

11

ART Advanced Research Technologies Inc.
Balance Sheets
(In U.S. dollars)
(Unaudited)

	September 30, 2005	December 31, 2004

ASSETS
Current assets
Cash	$11,338,384	$631,164
Term deposit, 2.00%, maturing in April 2006	258,020	249,584
Commercial papers and bank acceptance (2.24% to 2.51% in 2004)	—	10,950,403
Accounts receivable	1,433,326	883,604
Investment tax credits receivable	616,813	815,760
Inventories	1,872,559	1,014,551
Prepaid expenses	375,921	144,882

	15,895,023	14,689,948

Property and equipment	608,769	547,406
Patents	1,543,316	1,527,533
Deferred costs	596,170	—

	$18,643,278	$16,764,887

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$2,448,934	$2,155,073
Deferred grant	134,082	—
Current portion of convertible debenture (Note 3)	2,500,000	—

	5,083,016	2,155,073

Liability component of convertible debenture (Note 3)	881,622	—

	5,964,638	2,155,073

SHAREHOLDERS’ EQUITY
Share capital and share purchase warrants (Note 3)	87,131,724	80,696,107
Equity component of convertible debenture (Note 3)	1,510,467	—
Contributed surplus (Note 5)	654,722	474,698
Deficit	(78,719,264)	(68,122,241)
Cumulative translation adjustment	2,100,991	1,561,250
	12,678,640	14,609,814

	$18,643,278	$16,764,887

On behalf of the board,

/s/ Raymond Cyr	/s/ Benoit LaSalle

Director	Director
The accompanying notes are an integral part of the financial statements.
The unaudited quarterly financial statements have not been reviewed by external auditors.

ART Advanced Research Technologies Inc.
Operations and Deficit
(In U.S. dollars)
(Unaudited)

	Three-month period ended		Nine-month period ended
	September 30, 2005	September 30, 2004	September 30, 2005	September 30, 2004

Sales
Product	$1,122,000	$760,000	$2,386,400	$1,336,000
Maintenance	—	—	499,450	—

	1,122,000	760,000	2,885,850	1,336,000

Cost of sales
Product	756,194	340,038	1,562,853	608,462
Maintenance	—	—	409,783	—

	756,194	340,038	1,972,636	608,462

Gross margin	365,806	419,962	913,214	727,538

Operating expenses Research and development, net of investment tax credits	2,269,531	2,056,835	6,938,814	5,504,262
Selling, general and administrative	1,103,473	794,033	2,946,831	2,513,573
Amortization	71,016	67,520	216,307	192,821

	3,444,020	2,918,388	10,101,952	8,210,656

Operating loss	3,078,214	2,498,426	9,188,738	7,483,118
Interest expense on convertible debenture	330,309	—	330,309	—
Interest income	(43,190)	(96,662)	(139,058)	(229,028)
Foreign exchange loss (gain)	504,955	36,842	435,876	(39,694)

Net loss	$3,870,288	$2,438,606	9,815,865	7,214,396

Deficit, beginning of year			68,122,241	56,753,062
Share and share purchase warrant issue expenses			781,158	1,436,480

Deficit, end of period			$78,719,264	$65,403,938

Basic and diluted net loss per share (Note 2)	$0.09	$0.06	$0.23	$0.18

Basic and diluted weighted average number of common shares outstanding	42,664,523	42,662,523	42,664,523	40,739,634

Number of common shares outstanding, end of period	42,664,523	42,664,523	42,664,523	42,664,523

The accompanying notes are an integral part of the financial statements.
The unaudited quarterly financial statements have not been reviewed by external auditors.

ART Advanced Research Technologies Inc.
Cash Flows
(In U.S. dollars)
(Unaudited)

	Three-month period ended		Nine-month period ended
	September 30, 2005	September 30, 2004	September 30, 2005	September 30, 2004

OPERATING ACTIVITIES
Net loss	$(3,870,288)	$(2,438,606)	$(9,815,865)	$(7,214,396)
Items not affecting cash
Amortization	71,016	67,520	216,307	192,821
Stock-based compensation (Note 5)	63,881	42,296	180,024	103,942
Interest on convertible debenture	252,317	—	252,317	—
Net change in working capital items
Accounts receivable	(397,697)	(196,706)	(502,469)	(7,359)
Investment tax credits receivable	(76,949)	1,005,496	214,627	728,639
Inventories	(396,853)	(271,773)	(780,400)	(638,283)
Prepaid expenses	(95,758)	27,389	(215,645)	104,867
Accounts payable and accrued liabilities	426,926	405,514	226,141	526,949
Deferred grant	40,785	—	130,319	—

Cash flows from operating activities	(3,982,620)	(1,358,870)	(10,094,644)	(6,202,820)

INVESTING ACTIVITIES
Short-term investments	—	5,764,163	9,749,504	(898,667)
Property and equipment	3,739	(72,604)	(219,611)	(160,013)
Patents	—	11,004	(5,339)	(90,689)
Deferred costs	(58,064)	—	(258,730)	—

Cash flows from investing activities	(54,325)	5,702,563	9,265,824	(1,149,369)

FINANCING ACTIVITIES
Issue of senior convertible debenture	5,000,000	—	5,000,000	—
Issue of convertible preferred shares	5,900,000	—	5,900,000	—
Issue of common shares	—	—	—	12,722,832
Cost of financing	(918,241)	(34,214)	(918,241)	(1,436,480)

Cash flows from financing activities	9,981,759	(34,214)	9,981,759	11,286,352
Effect of foreign currency translation adjustments	640,432	368,710	552,374	246,160

	10,622,191	334,496	10,534,133	11,532,512

Net increase in cash and cash equivalents	6,585,246	4,678,189	9,705,313	4,180,323
Cash and cash equivalents, beginning of year	4,753,138	3,702,262	1,633,071	4,200,128

Cash and cash equivalents, end of period	$11,338,384	$8,380,451	$11,338,384	$8,380,451

CASH AND CASH EQUIVALENTS
Cash	$11,338,384	$7,266,826	$11,338,384	$7,266,826
Term deposits	—	45,087	—	45,087
Commercial papers	—	1,068,538	—	1,068,538

	$11,338,384	$8,380,451	$11,338,384	$8,380,451

Supplemental disclosure of cash flow information
Interest received	$35,950	$66,444	$115,747	$121,602
Interest paid	$—	$—	$—	$—
The accompanying notes are an integral part of the financial statements.
The unaudited quarterly financial statements have not been reviewed by external auditors.

ART Advanced Research Technologies Inc.
Notes to Financial Statements
(In U.S. dollars)
(Unaudited)
1-	BASIS OF PRESENTATION

These interim financial statements as at September 30, 2005 are unaudited. They have been prepared by the Company in accordance with Canadian generally accepted accounting principles. In the opinion of management, they contain all adjustments necessary to present fairly the Company’s financial position as at September 30, 2005 and December 31, 2004 and its results of operations and its cash flows for the three-month periods and the nine-month periods ended September 30, 2005 and September 30, 2004.

The accounting policies and methods of computation adopted in these financial statements are the same as those used in the preparation of the Company’s most recent annual financial statements. All disclosures required for annual financial statements have not been included in these financial statements. These financial statements should be read in conjunction with the Company’s most recent annual financial statements.

2-	ACCOUNTING POLICIES

Basic and diluted loss per common share and information pertaining to number of shares

The Company uses the treasury stock method to determine the dilutive effect of the share purchase warrants and the stock options. Per share amounts have been computed based on the weighted average number of common shares outstanding for all periods presented. The diluted loss per share is calculated by adjusting outstanding shares to take into account the dilutive effect of stock options and share purchase warrants. For all periods presented, the effect of stock options and share purchase warrants was not included as the effect would be anti-dilutive. Consequently, there is no difference between the basic and diluted net loss per share.
The accompanying notes are an integral part of the financial statements.
The unaudited quarterly financial statements have not been reviewed by external auditors.

ART Advanced Research Technologies Inc.
Notes to Financial Statements
(In U.S. dollars)
(Unaudited)
3-	SHARE CAPITAL AND SHARE PURCHASE WARRANTS

The following table presents the changes in the number of outstanding common shares:

	September 30, 2005		December 31, 2004
	Common shares		Common shares
	Number	Value	Number	Value
Issued and fully paid
Balance, beginning of year	42,664,523	$78,678,625	34,238,523	$65,955,938
Issue of shares for cash	—	—	8,420,000	12,714,401	(a)
Issue of shares for cash following the exercise of stock options	—	—	6,000	8,286

Balance, end of period	42,664,523	$78,678,625	42,664,523	$78,678,625

The following table presents the changes in the number of outstanding preferred shares:

	September 30, 2005			December 31, 2004
	Preferred shares			Preferred shares
	Number		Value	Number	Value
Issued and fully paid
Balance, beginning of year	—		$—	—	$—
Issue of shares for cash	6,341,982	(c)	5,900,000	—	—

Balance, end of period	6,341,982		$5,900,000	—	$—

The following table presents the changes in the number of share purchase warrants outstanding:

	September 30, 2005					December 31, 2004
					Weighted				Weighted
					average				average
					exercise price				exercise price
	Number	Value			CA$	Number	Value		CA$
Balance, beginning of year	2,194,422	$2,017,482			2.28	3,208,422	$1,914,746		4.84
Issue of share purchase warrants	1,828,395	535,617	(c)	(e)	1.19	546,000	162,736	(b)	2.15
Expiry of share purchase warrants	—	—				(1,560,000)	(60,000	) (d)	7.50

Balance, end of period	4,022,817	$2,553,099			1.78	2,194,422	$2,017,482		2.28

The accompanying notes are an integral part of the financial statements.
The unaudited quarterly financial statements have not been reviewed by external auditors.

ART Advanced Research Technologies Inc.
Notes to Financial Statements
(In U.S. dollars)
(Unaudited)
3-	CAPITAL STOCK AND SHARE PURCHASE WARRANTS (Continued)
(a)	In March 2004, the Company issued 8,420,000 common shares through a public offering for gross cash proceeds of $12,714,401. Commission and other transaction costs amounting to $1,440,576 were incurred and included in the deficit.

(b)	In December 2004, the Company issued to an agent 546,000 share purchase warrants at an exercise price of CA$2.15, by way of private placement, and received, in consideration, aggregate proceeds of $241,904. This private placement of share purchase warrants was coincident with, and set as a condition for, the payment of a sum of $241,904 to the agent in consideration for the settlement of all claims and disputes between the agent and ART. With respect to the share purchase warrants issue, 50% of the share purchase warrants are exercisable immediately and the balance beginning December 2005. The share purchase warrants will expire five years from the date of issue. The Company evaluated the fair value of the share purchase warrants at $162,736 using the Black & Scholes model. The valuation assumptions are listed below:

-	Expected life: 5 years;

-	Expected volatility: 70%;

-	Weighted average risk-free interest rate: 3.71%;

-	Dividend rate: 0%.

(c)	In July 2005, the Company closed a $5.9 million private placement of convertible preferred shares with an existing institutional investor. The private placement of 6,341,982 preferred shares was made at a subscription price of CA$1.14 per preferred share. The preferred shares are entitled to a cumulative dividend of 7%, payable in cash or common shares at the Company’s option. The preferred shares are convertible at the investor’s option at any time into common shares at a fixed conversion price of CA$1.26 per share (being an effective conversion rate of 0.9036 common share for each Series 1 preferred share). The definitive agreement also provides that, if on the first anniversary of closing of the transaction, the weighted average trading price of the common shares for the previous ten (10) days does not exceed C$1.20 per share, the investor will have the option to convert some or all the preferred shares at a conversion price of 112.5% of the weighted average trading price for the ten (10) trading days prior to date of conversion. The right to convert at the adjusted conversion price shall only be available for a period ending on the third anniversary of the closing of the transaction. The definitive agreement also provides that the Company may force the conversion of the preferred shares into common shares at the conversion price of C$1.26 per share upon the occurrence of certain events or the achievement of certain milestones. For a period of twelve (12) months commencing from the closing date, the investor shall have the option to purchase an additional 2,000,000 preferred shares at a price of CA$1.14 per additional preferred share, for a total potential additional investment of CA$2,280,000. Each such additional preferred share shall be convertible into common shares at a fixed conversion price of CA$1.08 per share (being an effective conversion rate of 1.0556 common share for each Series 2 preferred share).
In conjunction with this transaction, ART issued to an agent share purchase warrants to purchase 286,535 common shares at an exercise price of CA$1.18 per share. The Company evaluated the fair value of such share purchase warrants at $85,961 using the Black & Scholes model. The valuation assumptions are listed below:

-	Expected life: 3 years;

-	Expected volatility: 70%;

-	Weighted average risk-free interest rate: 3.19%;

-	Dividend rate: 0%.

The accompanying notes are an integral part of the financial statements.
The unaudited quarterly financial statements have not been reviewed by external auditors.

ART Advanced Research Technologies Inc.
Notes to Financial Statements
(In U.S. dollars)
(Unaudited)
3-	CAPITAL STOCK AND SHARE PURCHASE WARRANTS (Continued)
(d)	Upon the expiry of the share purchase warrants, an amount of $60,000 was transferred to contributed surplus.

(e)	In July 2005 , ART closed a $5 million private placement of senior secured convertible debentures with a limited number of U.S. institutional investors. The debentures are secured by a perfected security interest and hypotech on all assets of the Company. The debentures mature on January 28, 2008 and bear interest at a rate of 9% per annum, payable quarterly, subject to certain quarterly adjustments. The debentures are convertible at the investor’s option at any time into common shares at a fixed conversion price of CA$0.99 per share. The definitive agreement provides that, at ART’s option, any cash payments contemplated under the debentures may be made in freely tradable common shares issued at a 10% percent discount to market. In addition, if after November 28,2006, the trading price of ART’s stock exceeds 225% of the conversion price for 20 consecutive trading days (equivalent to CA$2.23 per share), ART may require the investors to convert the debentures into common shares at the fixed conversion price of CA$0.99 per share. The debentures have certain covenants relating to the achievement of specific quarterly and annual revenue levels, quarterly gross margins, and the maintenance of minimum cash and cash equivalents thresholds. These covenants also provide that the Company shall file a submission for regulatory approval for SoftScan by June 30, 2006. The debentures also have certain customary covenants regarding, among other things, the debt that ART may incur. In an event of default under the debentures, ART may be required to repay any outstanding amounts plus accrued and unpaid interest, plus a 20% premium. Also, ART issued to the investors 5-year warrants to purchase 1,110,139 common shares at an exercise price of CA$1.16 per share and 5-year warrants to purchase 123,349 common shares at an exercise price of CA$1.39 per share. Finally, for a period of twelve (12) months commencing from the closing date, the investors shall have the option of purchasing additional senior convertible debentures for a total investment of $2.0 million ; and for a period of twelve months (12) months following shareholder approval the investors shall have the option of purchasing additional senior convertible debentures for a total investment of US$500,000. The definitive agreement also provides that ART may force this additional investment to be made if ART’s stock price closes above 150% of the conversion price for 20 consecutive trading days (equivalent to CA$1.49 per share). With that financing ART has terminated its credits facility of CA$1,000,000 to cover fluctuations in cash as well as its CA$1,300,000 facility to finance investment tax credits.

The accompanying notes are an integral part of the financial statements.
The unaudited quarterly financial statements have not been reviewed by external auditors.

ART Advanced Research Technologies Inc.
Notes to Financial Statements
(In U.S. dollars)
(Unaudited)
3-	CAPITAL STOCK AND SHARE PURCHASE WARRANTS (Continued)
For accounting purposes, the debentures contain both a liability component and an equity component, which represent the holder’s conversion option and the warrants. The liability component’s carrying amount has been determined at $3,129,305, the conversion option has been valued at $1,510,467 and the warrants has been valued at $360,228. The above values were determined by a combination of Black & Scholes ( for the conversion option and the warrants) with a discounted cash flow ( for the liability component) of future capital and interest payments until their maturity dates, at a discount rate which represented the borrowing rate available to the Company for similar debentures having no conversion rights. The valuation assumptions are listed below:

Future cash flow discount rate: 25%

	Conversion option	Warrants
Expected life:	2.5 years	5 years
Expected volatility:	70%	70%
Weighted average risk-free interest rate:	3.13%	3.33%
Dividend rate:	0%	0%
Also, in conjunction with the transaction, ART issued to an agent share purchase warrants to purchase 308,372 common shares at an exercise price of CA$1.21 per share. The Company evaluated the fair value of the agent share purchase warrants at $89,428 using the Black & Scholes model. The valuation assumptions are listed below:

-	Expected life: 3 years;

-	Expected volatility: 70%;

-	Weighted average risk-free interest rate: 3.13%;

-	Dividend rate: 0%.
The accompanying notes are an integral part of the financial statement.
The unaudited quarterly financial statements have not been reviewed by external auditors.

ART Advanced Research Technologies Inc.
Notes to Financial Statements
(In U.S. dollars)
(Unaudited)
4-	CONVERTIBLE DEBENTURE

As at September 30, 2005, the Company had a convertible debenture which is describe in Note 3e.

The following table discloses the information about the contractual obligations and periods in which payments are due as of September 30, 2005

	Total		Payment due
		Less than 1 year	1-3 years
Convertible debenture	$5,000,000	$2,500,000	$2,500,000
5-	STOCK-BASED COMPENSATION PLAN
As at September 30, 2005, the Company offered a compensation plan to employees, which is described in its most recent annual financial statements.

The following table presents the changes in the number of stock options outstanding:

	September 30, 2005		December 31, 2004
		Weighted		Weighted
		average		average
		exercise price		exercise price
	Number of options	CA$	Number of options	CA$
Balance, beginning of year	2,467,374	2.81	1,431,600	3.79
Options granted	69,500	0.79	1,282,574	1.96
Options exercised	—	—	(6,000)	1.91
Options cancelled	(104,395)	3.60	(240,800)	4.18

Balance, end of period	2,432,479	2.72	2,467,374	2.81

Options exercisable end of period	1,414,623	3.60	1,222,898	3.63

The accompanying notes are an integral part of the financial statement.
The unaudited quarterly financial statements have not been reviewed by external auditors.

ART Advanced Research Technologies Inc.
Notes to Financial Statements
(In U.S. dollars)
(Unaudited)
5-	STOCK-BASED COMPENSATION PLAN (Continued)

The following table provides information on options outstanding and exercisable as of September 30, 2005:

	Options outstanding			Options exercisable
			Weighted
		Weighted	average		Weighted
		average	remaining		average
Exercise price	Number	exercise price	contractual life	Number	exercise price
CA$	outstanding	CA$	(years)	exercisable	CA$
1.04 @ 1.99	1,141,900	1.31	8.34	361,600	1.74
2.00 @ 2.99	262,134	2.27	7.72	163,245	2.32
3.00 @ 3.99	617,445	3.24	8.14	478,778	3.27
4.00 @ 4.99	137,000	4.60	1.91	137,000	4.60
5.00 @ 5.99	—	—	—	—	—
6.00 @ 6.99	111,000	6.00	3.38	111,000	6.00
7.00 @ 7.50	163,000	7.50	4.44	163,000	7.50

	2,432,479	2.72	7.37	1,414,623	3.60

The fair value of stock options granted during the nine-month period ended September 30, 2005 and 2004 was estimated on the grant date using the Black & Scholes option-pricing model with the following assumptions for the stock options granted since the beginning of the fiscal year:
-	Weighted average expected life: 4.5 years (3.5 years in 2004);

-	Expected volatility : 70% (70% in 2004);

-	Weighted average risk-free interest rate: 3.51% (3.19% in 2004);

-	Dividend rate: 0% (0% in 2004).
The weighted average fair value of stock options granted during the three-month period and the nine-month period ended September 30, 2005 was $0.35. For 2004 it was zero and $1.00 respectively .
The Company recorded an expense of $63,882 and $180,024, using the fair value method in its operations and deficit statement for stock options granted to employees in the three-month period and in the nine-month period ended September 30, 2005. For 2004 it was $42,296 and $103,942 respectively.
The fair value of all stock options outstanding as at September 30, 2005 was CA$1.56, and was estimated on the grant date using the Black & Scholes option-pricing model.
During the fiscal year ended April 30, 2003, the Company did not record any compensation cost related to stock options granted to employees. If the compensation cost had been determined using the fair-value-based method at the grant date of stock options awarded to employees, the net loss and loss per share would have been adjusted to the pro forma amounts indicated in the following table:

	Three-month period ended		Nine-month period ended
	September 30, 2005	September 30, 2004	September 30, 2005	September 30, 2004
Net loss as reported	$3,870,288	$2,438,606	$9,815,865	$7,214,396
Less: compensation expense recognized in the statement of operations and deficit	(63,882)	(42,296)	(180,024)	(103,942)
Plus: total compensation expenses	86,447	93,020	288,165	255,019

Pro forma net loss	$3,892,853	$2,489,330	$9,924,006	$7,365,473

Basic and diluted loss per share
As reported	$(0.09)	$(0.06)	$(0.23)	$(0.18)
Pro forma	$(0.09)	$(0.06)	$(0.23)	$(0.18)
The accompanying notes are an integral part of the financial statement.
The unaudited quarterly financial statements have not been reviewed by external auditors.

ART Advanced Research Technologies Inc.
Notes to Financial Statements
(In U.S. dollars)
(Unaudited)
6-	SEGMENT INFORMATION

The Company operates in two sectors for financial reporting purposes; the medical sector and the pharmaceutical sector. The medical sector includes the research, design, development and marketing of SoftScan® time domain optical breast imaging device. The pharmaceutical sector includes the research, design, development and commercialization of eXplore Optix™ product.

The information pertaining to the two operating segments are summarized as follows:

	Three-month period ended			Nine-month period ended
		September 30, 2005			September 30, 2005
	Pharmaceutical	Medical	Total	Pharmaceutical	Medical	Total
Sales
Product	$1,122,000	$—	$1,122,000	$2,386,400	$—	$2,386,400
Maintenance	—	—	—	499,450	—	499,450

	1,122,000	—	1,122,000	2,885,850	—	2,885,850

Cost of sales
Product	756,194	—	756,194	1,562,853	—	1,562,853
Maintenance	—	—	—	409,783	—	409,783

	756,194	—	756,194	1,972,636	—	1,972,636

Gross margin	365,806	—	365,806	913,214	—	913,214

Operating expenses
Research and development expenses, net of investment tax credits	483,460	1,786,071	2,269,531	1,238,211	5,700,603	6,938,814
Selling, general and administrative	420,076	683,397	1,103,473	1,125,567	1,821,264	2,946,831
Amortization	38,497	32,519	71,016	124,840	91,467	216,307

	942,033	2,501,987	3,444,020	2,488,618	7,613,334	10,101,952

Operating loss	576,227	2,501,987	3,078,214	1,575,404	7,613,334	9,188,738
Interest expense on convertible debenture	96,582	233,727	330,309	96,582	233,727	330,309
Interest income	(12,629)	(30,561)	(43,190)	(40,660)	(98,398)	(139,058)
Foreign exchange loss	147,649	357,306	504,955	127,450	308,426	435,876

Net loss	$807,829	$3,062,459	$3,870,288	$1,758,776	$8,057,089	$9,815,865

	Three-month period ended			Nine-month period ended
		September 30, 2004		September 30, 2004
	Pharmaceutical	Medical	Total	Pharmaceutical	Medical	Total
Sales
Product	$760,000	$—	$760,000	$1,336,000	$—	$1,336,000
Maintenance	—	—	—	—	—	—

	760,000	—	760,000	1,336,000	—	1,336,000

Cost of sales
Product	340,038	—	340,038	608,462	—	608,462
Maintenance	—	—	—	—	—	—

	340,038	—	340,038	608,462	—	608,462

Gross margin	419,962	—	419,962	727,538	—	727,538

Operating expenses
Research and development expenses, net of investment tax credits	425,022	1,631,813	2,056,835	1,428,342	4,075,920	5,504,262
Selling, general and administrative	340,658	453,375	794,033	945,675	1,567,898	2,513,573
Amortization	43,345	24,175	67,520	125,641	67,180	192,821

	809,025	2,109,363	2,918,388	2,499,658	5,710,998	8,210,656

Operating loss	389,063	2,109,363	2,498,426	1,772,120	5,710,998	7,483,118
Interest income	(27,104)	(69,558)	(96,662)	(64,219)	(164,809)	(229,028)
Foreign exchange loss (gain)	10,330	26,512	36,842	(11,131)	(28,563)	(39,694)

Net loss	$372,289	$2,066,317	$2,438,606	$1,696,770	$5,517,626	$7,214,396

The accompanying notes are an integral part of the financial statements.
The unaudited quarterly financial statements have not been reviewed by external auditors.

ART Advanced Research Technologies Inc.
Notes to Financial Statements
(In U.S. dollars)
(Unaudited)
6-	SEGMENT INFORMATION (continued)

As at September 30, 2005 and December 31, 2004, the majority of identifiable assets consisted of cash, short-term investments and property and equipment used for corporate head office purposes. Identifiable assets by segment are summarized as follows:

	September 30,	December 31,
	2005	2004
Pharmaceutical	$3,236,752	$2,132,979
Medical	1,756,638	1,734,349
Corporate	13,649,888	12,897,559

	$18,643,278	$16,764,887

The accompanying notes are an integral part of the financial statements.
The unaudited quarterly financial statements have not been reviewed by external auditors.

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